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                            March 23, 2021

       Gary Mekikian
       Chief Executive Officer
       M&M Media, Inc.
       700 Canal St.
       Stamford, CT 06902

                                                        Re: M&M Media, Inc.
                                                            Amendment No. 1
Offering Statement on Form 1-A
                                                            Filed March 15,
2021
                                                            File No. 024-11455

       Dear Mr. Mekikian:

              We have reviewed your amended offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Security Ownership of Management and Certain Securityholders, page 70

   1. Please disclose the natural person or persons who have beneficial ownership of the shares held by Univision
Interactive Media, Inc.
              You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
       Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any other questions.
 Gary Mekikian
M&M Media, Inc.
March 23, 2021
Page 2

                                  Sincerely,
FirstName LastNameGary Mekikian
                                  Division of Corporation Finance
Comapany NameM&M Media, Inc.
                                  Office of Technology
March 23, 2021 Page 2
cc:       Jeanne Campanelli
FirstName LastName